SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                          Miller Building Systems, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    600404107
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 6, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 600404107                    13D          Page 2 of 9 Pages
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================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 ACQUISITOR PLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*
                     WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
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      6        CITIZENSHIP OR PLACE OR ORGANIZATION
                     UNITED KINGDOM
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  NUMBER OF        7       SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    305,800
OWNED BY EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8       SHARED VOTING POWER

                                 -0-
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 305,800
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     305,800
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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.9%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                     CO
================================================================================



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CUSIP No. 600404107                    13D          Page 3 of 9 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of Miller Building Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 58120 Country Road 3 South, Elkhart, IN 46517.


Item 2.           Identity and Background.

         Items 2(a), 2(b) & 2(c).

                  This Schedule 13D is filed by Acquisitor plc, a company incorporated in Wales and England of the United Kingdom (the "Reporting Person") with a business address of Avery House, 52 Brook's Mews, London W1Y 1LE. Acquisitor was formed in 1999 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holding in companies which the members of its Board of Directors consider to be fundamentally undervalued. Acquisitor is managed by its Board of Directors.

                  The directors of Acquisitor are C. Duncan Soukup, John Radziwill, Luke Johnson, James Ozanne, Christopher Mills and Peter Melhado. The business address of Mr. Soukup is 230 Park Avenue, Suite 516, New York, NY 10169. The business address of Messrs. Johnson, Ozanne, Mills, Melhado and Radziwill is c/o Acquisitor's business address given above.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the executive officers and directors of Acquisitor is included in Schedule A hereto and is incorporated by reference herein.

                  (d) During the last five years, the Reporting Person and the members of its Board of Directors have not been convicted of a criminal proceeding (excluding traffic violation and similar misdemeanors).

                  (e) During the last five years, the Reporting Person and the members of its Board of Directors have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Soukup, Radziwill, Johnson and Mills are citizens of the United Kingdom. Messrs. Ozanne and Melhado are citizens of the United States of America.



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CUSIP No. 600404107                    13D          Page 4 of 9 Pages
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Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 305,800 shares of Common Stock acquired by Acquisitor is $2,362,116.80 and came from its working capital.

Item 4. Purpose of Transaction.

                  The Reporting Person purchased the shares of Common Stock based on the Reporting Person's belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Person may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

                  On July 10, 2000, the Reporting Person met with certain members of the Board of Directors of the Issuer and its management to discuss the business operations of the Issuer and ways to enhance stockholder value. After such discussion, the Reporting Person believes that the transaction with Modtech Holdings, Inc., which was publicly announced previous to such discussion, may not be the best way to maximize stockholder value. The Reporting Person discussed with representatives of the Issuer alternative ways to enhance stockholder value and believes that the Issuer should consider alternative transactions, including a leveraged recapitalization. The leveraged recapitalization recommended by the Reporting Person would enable the Issuer to utilize a credit facility to be provided by a third party and an equity infusion from the Reporting Person or its affiliates, to fund a self-tender for a substantial portion of the Issuer's outstanding shares of Common Stock (other than shares of Common Stock owned by the Reporting Person). While the Reporting Person has not yet completed any due diligence (other than review of publicly available information) and has only had preliminary conversations with financial sources, the Reporting Person believes that such a self-tender, if so structured, would generate a higher price per share for the outstanding shares of Common Stock of the Issuer than the price offered by Modtech Holdings, Inc. The Reporting Person is interested in continuing discussions with the Issuer on an expedited basis to finalize the terms of a leveraged recapitalization or to explore other alternative transactions to maximize stockholder value.

                  The Reporting Person may also decide in the future, should the Reporting Person believe that the Issuer's shares of Common Stock continue to be undervalued, to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith the Reporting Person may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Reporting Person believe that the Issuer's Common Stock continue to be undervalued, the Reporting Person also may seek in the future to have one or more of its representatives



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CUSIP No. 600404107                    13D          Page 5 of 9 Pages
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appointed to the Board of Directors of the Issuer,  by agreement with the Issuer or otherwise or to submit proposals for stockholder approval at annual or special meetings.

                  The Reporting Person presently has no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.            Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 3,101,898 shares of Common Stock outstanding as of May 8, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2000 and filed with the Securities and Exchange Commission on May 12, 2000.

                  (b) As of the close of business on July 7, 2000, Acquisitor beneficially owns 305,800 shares of Common Stock constituting approximately 9.9% of the shares of Common Stock outstanding. The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

                  Transaction in Shares Within the Past 60 Days


 Shares of Common
       Stock                     Price Per                Date of
 Purchased/(Sold)                  Share                Purchase/Sale
 ----------------                  -----                -------------
      14,300                      $7.5485                 7/3/00
     105,000                      $7.6220                 7/5/00
      46,500                      $7.6593                 7/6/00
     140,000                      $7.8103                 7/7/00

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CUSIP No. 600404107                    13D          Page 6 of 9 Pages
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                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e)     Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not Applicable.

Item 7. Material to be Filed as Exhibits.

                  Not Applicable.

           [The remainder of this page was intentionally left blank.]




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CUSIP No. 600404107                    13D          Page 7 of 9 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 12, 2000                      ACQUISITOR PLC

                                            By: /s/ Duncan Soukup
                                                --------------------------------
                                                Name:  Duncan Soukup
                                                Title: Managing Director










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CUSIP No. 600404107                    13D          Page 8 of 9 Pages
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                                   SCHEDULE A


           Information Concerning the Executive Officers and Directors
                                of Acquisitor plc


Acquisitor is managed by the Board of Directors, whose details are given below:

Charles Duncan Soukup, Managing Director, aged 44
Mr. Soukup is president and chief executive officer of Lionheart Group, Inc. a US based financial services holding company that he founded in 1994. Subsidiaries of Lionheart Group manage or advise a number of hedge funds as well as a number of [long-only] US Pension Fund accounts. From 1988 to 1994 Mr. Soukup served as a managing director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign Equity Research and Sales department. Mr. Soukup will be responsible for the Company's acquisition strategy and for identifying and investigating potential targets and will share the selection process with Mr. Johnson. He has 20 years of experience of making investments in public and private companies and was until recently a director of Sage Laboratories, Inc., a US public company that was acquired by Filtronic plc of the United Kingdom.

Luke Oliver Johnson, Director, aged 37
Mr. Johnson is the non-executive chairman of Belgo Group plc and a director of Intrinsic Value Partnership Limited. He has over 15 years of experience of making investments in public and private companies. He worked as a stockbroking analyst at Kleinwort Benson Securities from 1984 to 1988, and has subsequently served as a director of a number of public companies. He served an executive director, chairman and non-executive director of Pizza Express plc from 1993 until 1999. He was involved in the flotation and subsequent sale of various public companies, including American Port Services plc, Abacus Recruitment plc and My Kinda Town plc. In all these cases he also served as a non-executive director. In the last ten years he has been involved as a principal in a number of private equity transactions across a range of industries. In addition he serves as a non-executive director of Elderstreet Downing VCT plc. Mr. Johnson will share the selection process with Mr. Soukup but he will not be devoting all of his time to the business of the Company in light of his other business interests.

John Stanislas Albert Radziwill, Non-Executive Director, aged 52
Mr. Radziwill is a director of Lionheart Group, Inc. Mr. Radziwill is also [currently] a director of Air Express International Corporation, a US publicly quoted company engaged in worldwide transportation and logistics, and of Interequity Capital Corporation, a Small Business Investment Corporation (SBIC) licensed by the United States small business administration (SBA). From 1977 to 1997, Mr. Radziwill was president of Radix Organization Inc., a private US investment banking firm, and from 1979 until 1995 was president of Radix Ventures Inc., a US publicly quoted company



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CUSIP No. 600404107                    13D          Page 9 of 9 Pages
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engaged  in  international  transportation  services.  Mr.  Radziwill  is also a director of Goldcrown Group Limited, a private UK property investment vehicle.

James Ozanne, Non-Executive Director, aged 55
Mr. Ozanne has been the principal at Greenrange Partners, which makes early to late stage venture capital investments and which participates in management buy-outs since 1996. He is also currently the Vice Chairman and a director of Financial Security Assurance with which he has been involved since 1989. Until recently Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997. Source One Mortgage was sold to Citi Corp Mortgages on May 1, 1999. Between 1989 to 1996, Mr. Ozanne was Chairman and CEO of the company now known as Nations Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and CEO, a position which he had held in the enlarged company. Mr. Ozanne was the CEO of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance units and asset management strategy.

Christopher Mills, Non-Executive Director, aged 47
Mr. Mills has been a Chief Investment Officer of J O Hambro Capital Management Ltd ("J O Hambro") since 1983. He is also a Chief Executive of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunities Trust plc ("AOT", both NASCIT and AOT are investment trusts listed in the United Kingdom). Prior to joining J O Hambro, Mr. Mills worked for Samuel Montagu Limited, Montagu Investment Management Ltd and its successor company, Invesco MIM. At Invesco MIM, Mr. Mills served as a director and Head of North American Investments and North American Venture Capital.

Peter Melhado, Non-Executive Director, aged 42
Mr. Melhado is the General Partner of Polaris Partners, L.P., an investment partnership he co-found in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, [both of which are U.S. investment management firms]. Mr. Melhado is also the President of Iroquis Avenue Foundation, a [U.S.] charitable Trust.